UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CONTENTS

Change in Composition of Audit Committee and Compensation Committee of the Board of Directors

On December 20, 2022, the Board of Directors of Brooge Energy Limited updated the composition of its Audit Committee and Compensation Committee.

Effective as of December 20, 2022, the audit committee consists of Mr. Tony Boutros, Mr. Nariman N. Karbhari Dr. Yousef Mahmoud Mohammad Al Assaf and Mr. Firoze Kapadia, each of whom are “independent directors” as defined for audit committee members under NASDAQ listing standards and the rules and regulations of the Securities and Exchange Commission and meet the financial literacy requirements of NASDAQ’s listing standards. Mr. Boutros serves as Chairman of the audit committee. Mr. Boutros also qualifies as an “audit committee financial expert,” as that term is defined in the instruction to paragraph (a) of Item 16A of Form 20-F under the Exchange Act and as a financially sophisticated audit committee member under NASDAQ listing rule 5605(c)(2)(A).

Effective as of December 20, 2022, the compensation committee consists of Mr. Tony Boutros and Mr. Nariman N. Karbhari, each of whom are “independent directors” as defined for compensation committee members under NASDAQ listing standards and the rules and regulations of the Securities and Exchange Commission. Mr. Karbhari serves as Chairman of the compensation committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOGE ENERGY LIMITED

Date: December 23, 2022	By:	/s/ Lina S. Saheb
Name: Lina S. Saheb Title: Interim Chief Executive Officer

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